Invest in Mobileteer

Mobileteer is a full eCommerce suite that supports local community branding



MOBILETEER.COM BRIGHTON MI

Software | Technology | Main Street | B2B | Events

Why you may want to invest in us...

1. A passion to see local businesses and their local community thrive
2. Groundbreaking full eCommerce suite
3. 6 communities signed up and 120 merchants ready to sign up when app goes live
4. Ease of sign up can lead to 24 communities and 500 merchants in the next 18 months (not guaranteed)
5. Founders with the passion and experience to grow, changing the focus on shopping to local pride.

Why investors ❤ us

WE'VE RAISED $34,144 SINCE OUR FOUNDING



Mobileteer caught Seed Round Capital's attention with its real-time campaign analytics and impressive traction in their initial market. The founders continued to impress us with their e-commerce-like suite of services (loyalty rewards, centralized social media posting, item-specific discounts) for brick-and-mortar stores. Unlike others in this space, Mobileteer has created its niche by targeting the local community from the top down via local chambers of commerce, economic development administrations, downtown development authorities, and main street associations.

David and David are driven, focused, and passionate about Mobileteer's

mission to help give local communities the same software suite that big cities employ, without the upfront and ongoing expense of a customized application. It's not every day SRC gets to invest a team that is building something in-house, with solid traction and scrappy founders... especially at this valuation.

The Davids and Mobileteer have come along way on their own, and we are excited to see how far they will go with all of our collective investment on WeFunder.

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Bradley Jenkins CEO & Co-Founder, Seed Round Capital

LEAD INVESTOR | INVESTING $2,500 THIS ROUND

Our team



David McDonald

Co-Founder

In addition to being a husband and father of 3 boys, some of my impressive accomplishments include; building of Mobileteer. 10 years developing community partnerships and volunteering in roles to help my community thrive.

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David Alexander

Co-Founder

Over the last 4 years growing Mobileteer while getting married, having 2 children and buying my first home. In addition to working with local businesses to improve their brand in the community.

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Downloads

pitchdeckvid8 720p.mp4

Story


REWARDS • REWARDS • REWARDS
Mobileteer Rewards
E-Commerce for
Hyper Local Business
Mobileteer Inc.

The Problem

(Click on logo for video)

Mobileteer Rewards

Where Locals go to Support their Community

- Marketplace
  - Products Services
  - Automatic Loyalty
  - Community Events

Market Validation


The sales are projected to increase from 1.3 trillion in 2014 to
4.5 trillion
in 2021.
(Statista, 2019)
2014
2021


Ecommerce penetration rates are forecast to increase from 15% in 2020 to
25%
in 2025.
(MarketWatch, 2020)
2020
2025


Sales made via mobile devices increased by 15% since 2016.
73%
of ecommerce sales will be made on mobile devices by the end of 2021.
(Statista, 2019)

Market Size


235,000


23,500
28M
4 State Market of Small Businesses
10% market share of target market
Mobileteer's Revenue projection of target market

Competition

amazon

ebay

shopify

1. None of these platforms address the local community focus.
2. Advertising dollars are required in addition to using these platforms.
3. These platforms are expensive to create and expensive to maintain.

Product


FIND ALL THE SHOPPING AND ENTERTAINMENT DEALS
Download Mobileteer Rewards to find all the latest deals, offers, and events.
Go to your app store now on your mobile device to start saving today!
App Store
Google Play

Business Model

Transactional	Subscription	Community
4% Fee on every Transaction For Retail, Restaurant, Bar	$75 Monthly Fee Service Industry Lead Generation. Financial Advisors, Electricians, Spas.	$2,000 Annual Fee for Branding Chamber Of Commerces, DDA, MainStreet Orgs.


Competitive Advantage
HYPERLOCAL
1 MIN
SCALABLE
• Community Focused
• Location Based GPS
• Daily Notifications
• Easy Setup
• No Up-front Costs
• Low Operating Costs
• 100% Lean Digital
• Social Media
• Community Partners
• Contactless Pay
• Pay & Pick Up
• Automatic Loyalty


Market Adoption
Partners
MICHIGAN CHAMBER of Commerce
Kensington Valley Chamber of Commerce
Howell Downtown
Every Day is an Event!
Birch Run Convention & Visitors Bureau
Birch Run Bridgeport Chamber of Commerce
Social Media
App push, Merchant Signup, App Advertising
Chambers, DDA's, Community Organization Professionals
Tutorials & Advertising
App push, Merchant Signup
PODCAST
Branding and Influence

Disclaimer: These future milestones projections cannot be guaranteed


Milestones
App Relaunch
Ecommerce with contactless pay feature added to Mobileteer Rewards and launched September 2020
50% Beachhead
45,000 transactions through Mobileteer Rewards ecommerce solution. Partnerships achieved with local Chambers, DDA's and other community organizations. End of 2022
300K Transactions
End of 2024
2020
2021
2022
2023
2024
2025
25% Beachhead
22,000 transactions through Mobileteer Rewards ecommerce solution. Partnerships achieved with local Chambers, DDA's and other community organizations. End of 2021
Beachhead Complete
89,000 transactions through Mobileteer Rewards ecommerce solution. Partnerships achieved with local Chambers, DDA's and other community organizations. End of 2023
1 Million Transactions
End of 2025. Execute Exit Strategy.
*Disclaimer: these projections cannot be guaranteed

Disclaimer: These financial projections cannot be guaranteed


Financial Projections

	2020	2021	2022	2023	2024	2025
Avg. Number of Transactions	300	22,000	45,000	89,000	300,000	1,000,000
Gross Revenue	$22,500	$1,650,000	$3,375,000	$6,675,000	$22,500,000	$75,000,000
COGS	$30,000	$247,500	$506,250	$1,001,250	$3,375,000	$11,250,000
Gross Margin	$9,000	$1,320,000	$2,700,000	$5,340,000	$18,000,000	$60,000,000
Operating Expenses	$18,000	$330,000	$675,000	$1,335,000	$4,500,000	$15,000,000
EBITDA	-$25,500	$1,072,500	$2,193,750	$4,338,750	$14,625,000	$48,750,000
Jobs - Direct or Indirect	2	3	5	10	10	10
Target Market	Michigan		Michigan, Ohio, Indiana, Wisconsin			

(Disclaimer: these projections cannot be guaranteed)


Ask
$250K
We are looking for $250K in funds to finish development of our SaaS, launch with enough runway for new ecommerce platform, and hire key staff.
SaaS
$12.5K
$87.5K
$133.7K
$16.2K

Note: these exact dollar amounts may vary slightly depending on how much money is raised on Wefunder


REWARDS • REWARDS • REWARDS
Thank You
David Alexander & David McDonald
www.mobileteer.com